Rainbow International Corp.

Besiktas Emiran CAD.

Naki Cendere Apt. No. 88/4

Istanbul, Turkey

February 21, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Rainbow International Corp.

Form 10-K for Fiscal Year Ended May 31, 2013

Filed October 30, 2013

File No. 333-175337

General

1. We note that the disclosure in this report for the fiscal year ended May 31, 2013 is precisely the same as the disclosure provided in your annual report for the fiscal year 2012. In future filings, please revise your report to update the status of your business. In particular, we note that the licenses appear to provide for a limited number of years to engage in activity, but there is no indication that any activity in furtherance of the licenses has taken place nor is there an update on the status of these licenses. We note also that you have repeated verbatim in each report that “CNI 43-101 compliant technical reports are currently being completed for all exploration licensed properties,” and “[f]ield and surface samples from all properties are currently being analyzed at Acme Labs in Vancouver, Canada,” but there is no indication that any work has occurred on these reports nor that any analysis has occurred.

Further, because it appears that the merger with Aslanay Mining Trade and Ind. Limited Co. was cancelled, future filings should indicate that you are a shell company with no mining or any other business related assets, and extraneous inapplicable disclosure should be avoided.

These comments have been noted, and all future filings will be adjusted to indicate that we are a shell company with no mining or other business related assets, and we will update all disclosure regarding the licenses and the status of the business as necessary.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

2. Other than the acquisition of licenses in 2012, it does not appear that you have taken any steps in furtherance of your business plan. With a view toward future disclosure, please explain the nature of the $45,825 exploration costs incurred for the year ended May 31, 2013.

The exploration costs incurred during the year ended May 31, 2013 were paid to Robert Allendar, a geologist, in 2012 and 2013.  The last payment made to him was for $15,120 on August 27, 2013.  This information will be reflected in future disclosures.

Further, the company acknowledges that:

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The company is responsible for the adequacy and accuracy of the disclosure in the filing;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I appreciate your assistance in the review of our registration statement to ensure that we have provided all relevant information to prospective investors and have complied with all of the disclosure requirements of the Securities Act.  Please advise if you have further comments or questions.

Very truly yours,

/s/ Donald Perks

Donald Perks

Chief Executive Officer

Rainbow International Corp.